January  31, 1998



Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

RE:  Schedule 13G
     Imco Recycling, Inc.
     As of December 31, 1997

Gentlemen:

In accordance with Section 13(d)(5) of the Securities Exchange Act of 1934, enclosed please find six copies of Schedule 13G for the above named company showing beneficial ownership of 5% or more as of December 31, 1997 filed on behalf of Eagle Asset Management, Inc.

Very truly yours,



Kenneth K. Koster
Senior Vice President, Administration
Chief Compliance Officer

KKK:jmw
Enclosures

cc:  Office of the Corporate Secretary
     Imco Recycling, Inc.
     5215 N. O'Conner Blvd., Suite 940
     Central Tower at Williams Square
     Irving, TX  75039

     Securities Division
     New York Stock Exchange
     11 Wall Street
     New York, NY  10005




               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          Schedule 13G

           Under the Securities Exchange Act of 1934
                    (Amendment No.        )*


            Imco Recycling, Incorporated
                     (Name of Issuer)


            Common Stock par value $0.10 per share
                 (Title of Class of Securities)


                           449681105
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                        Page 1 of 5 Pages


CUSIP NO. 449681105                  13G
--------------------------------------------------------

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Eagle Asset Management, Inc.    59-2385219

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (A) ______
                                                        (B) ______


 3  SEC USE ONLY


 4  CITIZENSHIP OR PLACE OF ORGANIZATION
        State of Florida


     NUMBER OF          5    SOLE VOTING POWER
      SHARES                     1,198,940
   BENEFICIALLY         6    SHARED VOTING POWER
      OWNED                      - - -
      AS OF
   DECEMBER 31, 1997    7    SOLE DISPOSITIVE POWER
     BY EACH                     1,198,940
   REPORTING            8  SHARED DISPOSITIVE POWER
  PERSON WITH                    - - -

 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,198,940

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          7.47%

12  TYPE OF REPORTING PERSON*

            IA


     *SEE INSTRUCTION BEFORE FILLING OUT!


                          Page 2 of 5 Pages


Item 1(a) Name of Issuer:

          Imco Recycling, Incorporated


Item 1(b) Address of Issuer's Principal Executing Offices:

          5215 N. O'Conner Blvd., Suite 940
          Central Tower at Williams Square
          Irving, TX  75039


Item 2(a) Name of Person Filing:

          Eagle Asset Management, Inc.


Item 2(b) Address of Principal Business Office:

          880 Carillon Parkway
          St. Petersburg, Florida  33716


Item 2(c) Citizenship:

          Florida


Item 2(d) Title of Class of Securities:

          Common Stock par value $0.10 per share


Item 2(e) CUSIP Number:

          449681105


Item 3    Type of Reporting Person:

          (e) Investment Adviser registered under Section 203 of the Investment Advisors Act of 1940


                       Page 3 of 5 Pages

Item 4     Ownership as of December 31, 1997:

           (a)  Amount Beneficially Owned:

                1,198,940 shares of common stock beneficially owned including:

                                                    No. of Shares
                Eagle Asset Management, Inc.          1,198,940


            (b) Percent of Class:                        7.47%

            (c) Deemed  Voting Power  and  Disposition Power:

                (i)          (ii)           (iii)         (iv)
                                            Deemed        Deemed
                Deemed       Deemed         to have       to have
                to have      to have        Sole Powe     Shared Power
                Sole Power   Shared Power   to Dispose    to Dispose
                to Vote or   to Vote or     or to         or to
                to Direct    to Direct      Direct the    Direct the
                to Vote      to Vote        Disposition   Disposition
                ----------   ------------   -----------   ------------
Eagle Asset     1,198,940    ----           1,198,940     ----
Management, Inc.


Item 5     Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.
                                                            (   )

Item 6     Ownership of More than Five Percent on Behalf of Another Person:

           N/A

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

           N/A

                       Page 4 of 5 Pages


Item 8     Identification and Classification of  Members  of the Group:   N/A

Item 9     Notice of Dissolution of Group:   N/A

Item 10    Certification:

           By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

           Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January  31, 1998         EAGLE ASSET MANAGEMENT, INC.



                                Kenneth K. Koster
                                Senior Vice President, Administration
                                Chief Compliance Officer

















                       Page 5 of 5 Pages